Exhibit 99.1

December 4, 2015
TO THE SHAREHOLDERS OF
STAR BULK CARRIERS CORP.
Enclosed is a notice of the Special Meeting of Shareholders (the "Special Meeting") of Star Bulk Carriers Corp. (the "Company"), which will be held at the premises of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Limassol 3036, Republic of Cyprus on December 21, 2015 at 15:00 local time, the Company's Proxy Statement and certain other related materials. These materials may be found on the Company's website at www.starbulk.com.
At the Special Meeting, shareholders of the Company will consider and vote upon the following proposal:
1.                   To approve an amendment to the Company's Third Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding common shares at a ratio of not less than one-for-three and not more than one-for-ten, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, at any time after approval of the amendment in its discretion, and to authorize the Board to implement the reverse stock split by filing the amendment with the Registrar of Corporations of the Republic of the Marshall Islands (the "Proposal").
Provided that a quorum is present, adoption of the Proposal requires the affirmative vote of a majority of the Company's outstanding shares. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the Special Meeting until a quorum is present.
You are cordially invited to attend the Special Meeting in person. Whether or not you plan to attend the Special Meeting in person, it is important that your shares be represented and voted at the Special Meeting.
ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES OR YOU MAY VOTE BY INTERNET OR TELEPHONE AS DESCRIBED ON YOUR VOTING INSTRUCTION FORM. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE SPECIAL MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE SPECIAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON NOVEMBER 20, 2015.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.
Very truly yours,

Petros Pappas Chief Executive Officer and Director

STAR BULK CARRIERS CORP.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 21, 2015
NOTICE IS HEREBY given that the Special Meeting of Shareholders (the "Special Meeting") of Star Bulk Carriers Corp. (the "Company") will be held at the premises of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Limassol 3036, Republic of Cyprus on December 21, 2015 at 15:00 local time, for the following Proposal as is more completely set forth in the accompanying Proxy Statement:
1.                   To approve an amendment to the Company's Third Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding common shares at a ratio of not less than one-for-three and not more than one-for-ten, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, at any time after approval of the amendment in its discretion, and to authorize the Board to implement the reverse stock split by filing the amendment with the Registrar of Corporations of the Republic of the Marshall Islands (the "Proposal").
The Board has fixed the close of business on November 20, 2015 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Special Meeting or any adjournment thereof.
Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote who attend the Special Meeting in person or by proxy shall be a quorum for the purposes of the Special Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES OR YOU MAY VOTE BY INTERNET OR TELEPHONE AS DESCRIBED ON YOUR VOTING INSTRUCTION FORM. IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU HAVE RECEIVED IN THE MAIL. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON. ALL SHAREHOLDERS MUST PRESENT A FORM OF PERSONAL PHOTO IDENTIFICATION IN ORDER TO BE ADMITTED TO THE SPECIAL MEETING. IN ADDITION, IF YOUR SHARES ARE HELD IN THE NAME OF YOUR BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO ATTEND THE SPECIAL MEETING, YOU MUST BRING AN ACCOUNT STATEMENT OR LETTER FROM YOUR BROKER, BANK OR OTHER NOMINEE INDICATING THAT YOU WERE THE OWNER OF THE SHARES ON NOVEMBER 20, 2015.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF THE PROPOSAL PRESENTED IN THE PROXY STATEMENT.

This Notice of Special Meeting and the Proxy Statement and certain other related materials may be found on the Company's website at www.starbulk.com.

If you attend the Special Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki Co Secretary
December 4, 2015

STAR BULK CARRIERS CORP.
_______________________
PROXY STATEMENT
FOR
SPECIAL MEETING OF SHAREHOLDERS
 TO BE HELD ON DECEMBER 21, 2015
_______________________
INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the "Board") of Star Bulk Carriers Corp., a Marshall Islands corporation (the "Company"), for use at the Special Meeting of Shareholders to be held at the premises of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street (Molos), Limassol 3036, Republic of Cyprus on December 21, 2015 at 15:00 local time, or at any adjournment or postponement thereof (the "Special  Meeting"), for the purposes set forth herein and in the accompanying Notice of Special Meeting of Shareholders. This Proxy Statement together with the Notice of Special Meeting and certain other related materials are expected to be mailed to shareholders of the Company entitled to vote at the Special Meeting on or about December 4, 2015. These materials may be found on the Company's website at www.starbulk.com.
VOTING RIGHTS AND OUTSTANDING SHARES
On November 20, 2015 (the "Record Date"), the Company had outstanding 219,105,712 shares of common stock, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. Shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote and who attend the Special Meeting in person or by proxy shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Special Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the Proposal set forth on the Notice of Special Meeting of Shareholders.
The Common Shares are listed on The Nasdaq Global Select Market ("Nasdaq") under the symbol "SBLK."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at Star Bulk Management Inc., 40 Agiou Konstantinou Str. Maroussi 15124, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Special Meeting and voting in person.

THE PROPOSAL
APPROVAL OF AN AMENDMENT TO THE THIRD AMENDED AND RESTATED ARTICLES
OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT OF THE ISSUED AND
OUTSTANDING COMMON SHARES AT A RATIO RANGING FROM ONE-FOR-THREE TO
 ONE-FOR-TEN
General
The Board believes that it is in the best interest of the Company and the shareholders and is hereby soliciting shareholder approval of an amendment (the "Amendment") to the Company's Third Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding Common Shares at a ratio of not less than one-for-three and not more than one-for-ten. A vote FOR the Proposal will constitute approval of the Amendment providing for the combination of any number of shares of the Company's issued and outstanding Common Shares between and including three and ten into one share of Common Shares and will grant the Board the authority to select which of the approved exchange ratios within that range will be implemented. If the shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to select one of the approved reverse stock split ratios and effect the approved reverse stock split by filing the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment. If implemented, the reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands.
The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split. If shareholders approve the Proposal the reverse stock split will be effected, if at all, only upon a determination by the Board that the reverse stock split is in the Company's and the shareholders' best interests at that time. In connection with any determination to effect the reverse stock split, the Board will set the time for such a split and select a specific exchange ratio within the range. These determinations will be made by the Board with the intention to create the greatest marketability of the Company's Common Shares based upon prevailing market conditions at that time.
The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.
Purpose and Background of Reverse Stock Split
The purpose of the reverse stock split is to increase the per share trading price of the Company's Common Shares so that the Company may continue to comply with the minimum bid price of $1.00 per share listing requirement for listing the Company's Common Shares on Nasdaq. Nasdaq has several listing criteria that companies must satisfy in order to maintain their listing. One of these criteria is that the Company's Common Shares have a minimum closing bid price that is greater than or equal to $1.00 per share, and if the Company fails to maintain such $1.00 minimum closing bid price for a period of 30 consecutive business days, under Nasdaq rules, the Company would have to regain compliance during the applicable grace period. As of November 24, 2015, the Company's closing share price has been below $1.00 for three consecutive business days and the Company believes that effecting a reverse stock split would help the Company to continue to comply with the closing minimum bid price of $1.00 per share listing requirement for listing its Common Shares on Nasdaq. The Company risks having its shares delisted from Nasdaq if it fails to comply with this rule. In addition, the Company believes that a numberof institutional investors and investment funds are reluctant to invest, and in some cases may be prohibited from investing, in lower-priced stocks and that brokerage firms are reluctant to recommend lower-priced stocks to their clients. By effecting a reverse stock split, the Company believes it may be able to raise its Common Share price to a level where its Common Shares could be viewed more favorably by potential investors.

Other investors may also be dissuaded from purchasing lower-priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for lower-priced stocks. A higher stock price after a reverse stock split could alleviate this concern.
The combination of continuing to be listed on Nasdaq and the lower transaction costs and increased interest from institutional investors and investment funds could have the effect of improving the trading liquidity of the Company's Common Shares.
The Board intends to effect the proposed reverse stock split only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company's Common Shares, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders. There can be no assurance that the reverse stock split, if implemented, will achieve any of the desired results. There also can be no assurance that the Company will be successful in maintaining compliance with Nasdaq requirements or that the price per share of the Company's Common Shares immediately after the reverse stock split, if implemented, will increase proportionately with the reverse stock split, or that any increase will be sustained for any period of time.
Procedure for Exchange of Stock Certificates
As soon as practicable after the effective date of the reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company's exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares.
SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder's address of record indicating the number of Common Shares held following the reverse stock split.
Upon the reverse stock split, the Company intends to treat shares held by shareholders in "street name" through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in "street name." However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.

Fractional Shares
No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on Nasdaq on the last trading day prior to the effective date of the split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.
Required Vote. Adoption of the Proposal requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REVERSE STOCK SPLIT OF THE ISSUED AND OUTSTANDING COMMON SHARES AT A RATIO RANGING FROM ONE-FOR-THREE TO ONE-FOR-TEN. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Advantage Proxy as proxy solicitor in connection with the Special Meeting. If you have any questions or need assistance in voting your proxy, please contact Advantage Proxy at the number or email address listed below.
Advantage Proxy
PO Box 13581
Des Moines, WA 98198
Telephone: (206) 870-8565
Email: ksmith@advantageproxy.com
EFFECT OF ABSTENTIONS
An "abstention" occurs when a shareholder sends in a proxy with explicit instructions to decline to vote regarding a particular matter (other than the election of Directors for which the choice is limited to "for" or "withhold"). Abstentions are counted as present for purposes of determining a quorum. Abstentions will not be counted in determining whether the Proposal has been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Special Meeting. Should any additional matter come before the Special Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
BY ORDER OF THE BOARD OF DIRECTORS

Georgia Mastagaki Co Secretary
December 4, 2015 Majuro, Marshall Islands

0

STAR BULK CARRIERS CORP.

The undersigned hereby appoints Spyros Capralos, as his agent and proxy with full power of substitution to vote any and all shares of common stock of Star Bulk Carriers Corp. which the undersigned is entitled to vote at the Special Meeting of Shareholders of the Company to be held at 15:00 Local Time on December 21, 2015, at the offices of STAR BULK SHIPMANAGEMENT COMPANY (CYPRUS) LIMITED, 179, Christodoulos Hadjipavlou Street, (Molos), Limassol 3036, Republic of Cyprus, or at any adjournment or postponement thereof, as specified on the reverse hereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

(Continued and to be signed on the reverse side)

14475

SPECIAL MEETING OF SHAREHOLDERS OF

STAR BULK CARRIERS CORP.

December 21, 2015

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.amstock.com to enjoy online access.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement are available at http://starbulk.irwebpage.com/2015_Special_Meeting_of_Stockholders.html

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000000000001000 3 122115

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE PROPOSAL BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF STAR BULK CARRIERS CORP.

MARK "X" HERE IF YOU PLAN TO ATTEND THE MEETING. ☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Stockholder ______ Date: ______ Signature of Stockholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.